UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25
                         NOTIFICATION OF LATE FILING

                                            Commission File Number: 0-29965


(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended: June 30, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                       PART I - REGISTRANT INFORMATION

                       Molecular Robotics, Incorporated
                          (Full Name of Registrant)

                         1015 Gayley Ave., No. 387
                  (Address of Principal Executive Office)
                           (Street and Number)

                          Los Angeles, CA.  90024
                         (City, State and Zip Code)


                     PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be
[x] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                            PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

As of the date of this filing, the registrant has not yet received from its accounting firm its final audited financial statement for the period ending June 30, 2000. The registrant anticipates that it will receive such statement within the next two weeks and will file its Form 10-KSB by October 15, 2000.


                        PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Susan M. Alt                          310                    550-1019
(Name)                            (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
[X]Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ]Yes [X]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         Molecular Robotics, Inc.
              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  September 29, 2000           By:  /s/SUSAN M. ALT
                                         Susan M. Alt
                                         Chairman of the Board


                              ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 10001)